

June 21, 2013

Taylor V. Edwards, Esq.
Vice President & Senior Counsel
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York   10281-1008

                    Re: Oppenheimer Senior Floating Rate Plus Fund
                            File Nos.: 333-188779; 811-22844

Dear Mr. Edwards:

        We have reviewed the registration statement on Form N-1A, filed on May 23, 2013, for
the Oppenheimer Senior Floating Rate Plus Fund (the "Fund").   Based upon Securities Act
Release No. 6510 and the representations contained in your letter dated February 23, 2013, we
conducted a selective review of the registration statement. We have the following comments.

Prospectus Cover Page

1. The Fund's name contains the word "Plus". Please explain what that term is intended
    to convey. If the meaning of the term is explained in the prospectus, please specify
    the location.

Prospectus

Fees and Expenses of the Fund

2. Footnote 2 references a waiver "contractually agreed to" and a "voluntarily agreed" to
    waiver. As the voluntary waiver is not subject to an agreement that will require it to
    be in place for one year from the prospectus, please relocate its reference from the fee
    table and confirm to the staff in your response letter that the fee table will not contain
    a calculation of the voluntary waiver.

Principal Investment Strategies and Risks

3. The prospectus states in this section that there are "principal" risks, "main" risks, and
    "special" risks. This may be confusing to the reader. Thus, please define the risks as
    "principal," as required in Item 4 of Form N-1A.

4. A main risk of the Fund is investing in derivatives. Please disclose the maximum amount of assets that will be invested in derivatives. Please disclose the specific reasons the Fund will invest in derivatives. Also, please distinguish purchasing derivatives from selling them and also disclose that derivative instruments may be used for hedging and speculation. Please describe in the appropriate section what types of derivatives the Fund expects to use and how it expects to use them.   In general, *see* Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

5. The principal risks include a risk of investing in foreign securities and a statement that the Fund can invest up to 20% of its total assets in Senior Loans made to foreign borrowers, "or in other securities issued by foreign entities." Please disclose what is meant by "other securities" and add, if appropriate, a risk of investing in developing and emerging markets countries.

6. The prospectus states that "the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Senior Loans."   Are derivatives included in the 80% test by the "borrowings for investment purposes" provision? If so, what value is used in the 80% calculation? Please explain.

Statement of Additional Information

7. The SAI states that the Fund will invest in repurchase agreements. Please disclose the Fund's policy on the amount it may invest in repurchase agreements.

8. The section listing "Other Fundamental Investment Restrictions," states that the Fund may not make an investment if, as a result, the Fund's investments will be concentrated in any one industry. However, the prospectus states that the Fund that the Fund can invest 25% or more of its total assets in securities of the group of industries in the financial services sector. Please reconcile this inconsistency in fundamental policy.

9. Please file as exhibits the advisory contracts entered into by the manager and the sub-advisor, and the fee waiver agreements. Also, please confirm that the substantive terms of the contracts are fully described in the SAI.

General Comments

Under Section 6 (a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. The signature page of this registration statement does not appear to comply with Section 6(a). Please explain.

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel